UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press release dated February 28, 2014 entitled “Nortel Inversora S.A. Announces Consolidated Results for Fiscal Year Ended December 31, 2013”

Nortel Inversora S.A. Announces Consolidated Results for Fiscal Year Ended December 31, 2013

BUENOS AIRES, Argentina, Feb. 28, 2014 /PRNewswire/ — Nortel Inversora S.A. (NYSE: NTL) whose sole material activity is holding 54.74% of the stock of Telecom Argentina S.A. (“Telecom”) informs that Telecom has repurchased 15,221,373 of its own stock as of December 31, 2013. As a result, the political and economic rights of Nortel have increased to 55.60 % of Telecom’s outstanding stock as of such date.

Nortel announces consolidated income of AR$ 3,209 million for fiscal year ended December 31, 2013, of which AR$ 1,720 million correspond to Nortel as controlling shareholder.

Relevant matters

Acceptance of an Offer to Acquire a Controlling Shareholding

On November 14, 2013, Telecom Italia S.p.A and Telecom Italia International N.V. (together, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of an offer made by Fintech Group to acquire the controlling shareholding of Telecom Italia Group in Telecom Argentina, held by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea.

On December 10, 2013, Tierra Argentea entered into an agreement for the transfer to Fintech Group of the Series B shares of Telecom Argentina, representing 1.58% of the capital stock of such Company, and of ADRs of Nortel representing 8% of the aggregate Series “B” Preferred Shares of Nortel.

The closing of the transfer of shares held by the Telecom Italia Group in Sofora is subject to the prior obtaining of certain required regulatory authorizations.

Deduction from the “Voluntary Reserve for the Future Distribution of Dividends” and distribution of cash dividends by Nortel

The Company’s Board of Directors, during its meeting held on December 16, 2013, decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends” –which was created by a resolution approved by the Annual and Extraordinary General Stockholders’ Meetings held on April 27, 2012 and April 26, 2013–, and distribute as cash dividends an amount of AR$465 million, of which AR$228 million correspond to Series “B” Preferred Shares and AR$237 million correspond to common stock. The above mentioned dividends were made available as from December 27, 2013.

Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 26, 2013

The Annual and Extraordinary General Stockholders’ Meeting held on April 26, 2013 resolved, among other issues:

1.	to approve the Annual Report and the Financial Statements as of December 31, 2012;

2.	to create a “Special Reserve resulting from the Adoption of the IFRS” of AR$ 204 million and to allocate an amount of AR$1,466 million to the already existing “Voluntary Reserve for the Future Distribution of Dividends”, authorizing the Company’s Board of Directors to approve the timing and amounts to be deducted –and their subsequent distribution- from the “Voluntary Reserve for the Future Distribution of Dividends”, taking into account the Company’s future liquidity;

3.	the appointment of the members of the Supervisory Committee for fiscal year 2013; and

4.	the appointment of Price Waterhouse & Co. S.R.L. as the Company’s external auditors for fiscal year 2013.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

FISCAL YEAR ENDING DECEMBER 31, 2013

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet	2013	2012
Total revenues and other income	27,350	22,196
Operating costs	(22,850)	(18,244)

Operating Income	4,500	3,952
Financial results, net	516	187

Net income before income tax expenses	5,016	4,139
Income tax expense	(1,807)	(1,464)

Net income	3,209	2,675

Other comprehensive income	133	90

Total comprehensive income for the period	3,342	2,765

Consolidated Balance Sheet	2013	2012
Current assets	9,836	7,000
Non-current assets	13,381	10,826

Total assets	23,217	17,826

Current liabilities	9,086	5,895
Non-current liabilities	2,029	1,768

Total liabilities	11,115	7,663

Equity attributable to owners of the parent	6,603	5,457
Noncontrolling interest	5,499	4,706

Total equity	12,102	10,163

Total liabilities and equity	23,217	17,826

Ratios
Liquidity (a)	1.08	1.19
Indebtedness (b)	0.92	0.75

(a)	Current assets to current liabilities

(b)	Total liabilities to shareholders’ equity.

CONTACT: Maria de los Angeles Blanco Salgado, Responsible in Market Relations, 54-11-4968-3631, mblancosalgado@ta.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 3, 2014	By:	/s/ María Blanco Salgado
Name: Maria Blanco Salgado
Title: Officer in Charge of Market Relations